Mail Stop 4561
Via Fax (604) 257-3512

March 19, 2009

Darrin McCormack
Chief Financial Officer
Wordlogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, BC, Canada V6B 4N7

      Re: **Wordlogic Corporation**
              Form 8-K filed February 17, 2009
              File No. 000-32865

Dear Mr. McCormack:

      We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

                    Sincerely,

                    Melissa Feider
                    Staff Accountant